CUSIP No. 04033A100	Page 1 of 7 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

ARIAD Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
04033A100
(CUSIP Number)
June 27, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04033A100	Page 2 of 7 Pages

1.	Name of Reporting Person	Index Ventures Growth I (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	6,257,811 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	6,257,811 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,257,811 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	6.99%
12.	Type of Reporting Person	PN

CUSIP No. 04033A100	Page 3 of 7 Pages

1.	Name of Reporting Person	Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	217,189 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	217,189 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	217,189 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	0.25%
12.	Type of Reporting Person	PN

CUSIP No. 04033A100	Page 4 of 7 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

ARIAD Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

26 Landsdowne Street

Cambridge, MA 02139

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Index Ventures Growth I (Jersey) L.P., a Jersey (Channel Islands) partnership, and Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (each a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, however the Reporting Persons do not expressly affirm the existence of a group and each Reporting Person disclaims beneficial ownership of all securities of the Issuer except for those that it directly beneficially owns.

(b)	Address of Principal Business Office or, if None, Residence:

No. 1 Seaton Place, St. Helier, Jersey JE48YJ Channel Islands

(c)	Citizenship:

Jersey (Channel Islands)

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

04033A100

CUSIP No. 04033A100	Page 5 of 7 Pages

Item 3.        If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 86,850,616 shares of Common Stock outstanding as of April 30, 2009, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on May 11, 2009, and gives effect to the exercise of all warrants held by the Reporting Persons, which will become exercisable within 60 days of the date of this statement, on August 25, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04033A100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2009

INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.

CUSIP No. 04033A100

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: June 29, 2009

INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.